EXHIBIT 2(c)

CONFIRMATION OF EXTENSION OF CLOSING DATE

          WHEREAS Paul Elliott and Jeffrey Scott (together the "Principals") agreed pursuant to a Share Purchase Agreement dated as of February 11, 2003 to sell all the shares of Ertel Manufacturing Corporation of Canada Ltd. to Hastings Inc. ("Hastings"); and

          WHEREAS the Principals and Hastings entered into an Amendment to the Share Purchase Agreement dated as of March 21, 2003 authorizing a pre-closing reorganization by the Principals and authorizing the Principals on behalf of the additional vendors to extend the Closing Date.

          FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged the Principals (on behalf of themselves and the additional vendors) and Hastings agree to extend the Closing Date to March 27, 2003.

/s/ Paul Elliott
PAUL ELLIOTT

/s/ Jeffrey Scott
JEFFREY SCOTT

HASTINGS INC.

By:	/s/ Robert Weatherston
Name:	Robert Weatherston
Its:	President